

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 22, 2016

Via E-mail
KR Sridhar
Chief Executive Officer
Bloom Energy Corporation
1299 Orleans Drive
Sunnyvale, CA 94089

> **Re:** **Bloom Energy Corporation**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted November 3, 2016**
> **CIK No. 0001664703**

Dear Mr. Sridhar:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2016 letter.

Risk Factors, page 16

1. We note your response to comment 2. However, it remains unclear why there are no material potential conflicts of interests arising from your relationship to your shareholders and to the PPA entities. For example, if it were in the interest of a PPA entity to renegotiate the terms of a maintenance or administration agreement or to resolve an ambiguity in such an agreement, who would determine whether to initiate renegotiation discussions and resolve the ambiguities? Where your response refers to provisions in relevant agreements that mitigate conflicts, please cite with specificity the specific exhibit number and section that includes those provisions.

Selected Consolidated Financial Data, page 50

Product Accepted During the Period, page 53

2.   We note your disclosure in response to comment 50 that product acceptances during the
        period is used to gauge the operational volume and trajectory of your business, and that it
        includes servers that were sold to existing customers under your PPA I decommissioning
        program. Please explain to us why you include the servers sold under the PPA I
        decommissioning program and why these are considered part of your current operational
        volume and trajectory of your business.

3.   Please disclose why your 2015 billings for installation and maintenance increased at a
        much greater rate than your billings for product accepted.

Free Cash Flow, page 53

4.   We note you remove the impact of operating cash flows and cash flows used in the
        purchase of property, plant and equipment of your minority owned PPA entities based
        upon the determination that you do not have the right to receive the operating cash flows
        generated by these entities. Please explain to us how this presentation is consistent with
        the disclosure on page 94 that you have consolidated these entities since you determined
        you are the primary beneficiary and have the power to direct the activities, bear the
        obligation to absorb losses and the right to receive benefits of these entities that could be
        significant. In addition, please explain to us how you considered the guidance in
        Question 100.04 in the updated Compliance and Disclosure Interpretations issued on May
        17, 2016 related to the use of individually tailored recognition and measurement
        methods.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
57

5.   We will continue to evaluate your response to comments 7 and 40 after you provide the
        disclosure mentioned in the responses.

Purchase Options, page 58

6.   Please expand your response to comment 11 to (1) tell us the aggregate dollar amount of
        your potential liability under all uncapped obligations as of a recent date and your
        analysis of whether that dollar amount must be disclosed, and (2) clarify where you have
        addressed your obligations if a party does not receive intended tax or other incentives as
        well as any obligations under "forced outage" provisions, required offers to repay debt,
        obligations under PPA II put options, and your obligations upon termination of the
        arrangements, including if tax equity investors would like to withdraw.

Bloom Electrons Financing Program, page 61

7.   Please tell us the extent that actual experience has varied from contractual terms governing (1) the timing and amount of payments that the PPA entities are to receive from customers and (2) the distributions the PPA entities are to make to its obligors and investors under applicable contracts.

8.   Other than the PPA I decommissioning, please tell us the nature and extent of any material revisions to the agreements governing the relationships to the parties to the Bloom Electrons Financing Program.

Obligations to PPA Entities, page 63

9.   In response to comment 16 we note you disclose on page 65 that during the period September 2010 to June 30, 2016 you made payments in the amount of $18.9 million pursuant to your One-Year Power Performance Warranties. Please revise your disclosure to explain the reason you were required to make these payments. For example, disclose why you did not generate a minimum amount of electricity and with more specificity the periods the amounts were incurred.

10.   In addition, you disclose on page 64 that no Energy Servers have been repurchased under your Efficiency and One-Month Power Performance Warranties. Please revise to disclose any payments made under these warranties and discuss any inability to meet the prescribed minimum efficiency and electricity levels.

Obligations to Investors, page 66

11.   Please disclose the frequency that cash is distributed from the PPA entities to the investors, including the registrant. Also disclose how any assets will be distributed in the event of bankruptcy or other liquidation of the PPA entities.

PPA II, page 66

12.   We note your response to comment 15. Please disclose whether your reference to 2028 on page 62 is intended to reflect the date of the flip given current contractual terms, subject to potential termination.

Obligations to End-Customers, page 68

13.   Please tell us whether 10% or more of the assets in your PPA agreements relate to any one end customer or group of related end customers. If so, please provide us your analysis of whether disclosure of the name of that customer and financial information sufficient for investors to evaluate the customer's ability to satisfy its obligations under

the PPA arrangement is necessary for investors to evaluate the information in your prospectus.

Delivery and Installation . . ., page 70

14. We note your response to comment 18 and your added disclosure indicating that your backlog will be deployed over a period of greater than one year. However, it remains unclear why you cannot disclose the dollar amount of backlog not reasonably expected to be filled in the current fiscal year. Please revise or advise. We further note disclosure on page 79 indicating a "lower volume of orders placed" during the six months ended June 30, 2016 as compared to the previous year; please revise your disclosure to present your backlog "as of a recent date." See Regulation S-K Item 101(c)(1)(viii).

PPA I Decommissioning, page 72

15. You disclose on page 72 that you recorded a reduction in product revenue totaling $41.8 million for the decommissioning of your energy servers. However, it appears that you also recorded revenue due to the replacement of the servers. Please disclose the amount of any revenue recorded from the replacement of servers to clearly indicate that this revenue is not from new customer sales.

16. Please revise your disclosure to include the information you provided in response to comment 21 or tell us why that information is not needed to inform investors of your results of operations.

Liquidity and Capital Resources, page 85

17. We note your response to prior comment 15. Please provide us your analysis of whether you must disclose the amount of cash to be received each year under existing contractual relationships, including your PPA and lease programs. Include in your response whether this information is necessary for investors to adequately evaluate your capital resources and related trends or the risks of an investment in your stock.

18. Please expand your response to comment 25 to provide us your analysis of (1) the extent that the covenants in the "Bloom Energy Indebtedness" are restricting or likely to affect your financial flexibility and (2) the extent that the covenants in the "PPA Entities' Indebtedness" are restricting or likely to affect the financial flexibility of any PPA entity. Also clarify whether the PPA entities are considered "subsidiaries" for purposes of the default provisions mentioned in the carryover paragraph at the top of page 87.

PPA Entities' Indebtedness, page 87

19.   We note your response to comment 27. Please revise applicable disclosure to include the information in your response concerning when material debt must be repaid in advance of maturity.

PPA Sales, page 96

20.   Please reconcile the portion of your response to comment 29 that indicates PPA service revenue is "part of the consolidated service revenue" with your disclosure on page 97 indicating that service revenue "is included in electricity revenue."

Incentives and Grants, page 98

21.   We note your response to comment 30. Please revise your disclosure to discuss the total dollar amount subject to recapture or refund and who would be responsible for satisfying such recapture or refund obligations.

Sustainability, page 113

22.   We note your response to comment 33. If your emissions disclosure in this section does not apply to all of your servers, please revise to remove any implication to the contrary.

Factors Driving Customer Adoption, page 113

23.   We note your response to comment 35 and your reference to "superior efficiency" on page 113. Please disclose in your prospectus the extent of the efficiency of your product in field operation versus the efficiency of traditional power plants' use of natural gas.

Greater reliability and availability, page 119

24.   We note your response to comment 36. If the 99.99% availability is based on performance of a portion of your systems, please revise to clarify the portion of your installed base achieving this availability.

Services, page 120

25.   Please reconcile your response to comment 38 that you have no contractual obligation to upgrade with your disclosure in the second paragraph of this section that standard customer contracts include upgrades.

Debt and Convertible Promissory Note Financing, page 142

26.   Please expand your response to comment 39 to include the names of the related persons mentioned in the first sentence of this section and the amount of each related person's interest in the transaction.

Financial Statements

Note 2: Significant Accounting Policies

Revenue Recognition, page F-16

27.   We note in response to comment 44 you indicated that your maintenance services include a periodic refresh of power modules. Please describe to us this periodic refresh that you perform, the frequency of the refresh and whether your customers can acquire and install these modules outside of your maintenance services agreement. In addition, please explain to us whether a third party would purchase an energy server from one of your customers without you agreeing to provide maintenance services.

Note 9: Accrued Warranty, page F-28

28.   We note your response to comment 48 and the revised disclosure on page F-21 that prior to fiscal year 2014, certain MSAs with direct customers were accounted for as separately-priced warranty contracts under ASC 605-20-25. Please disclose the reason for the change in the accounting for maintenance service agreements in 2014.

Note 10: Accrued Other Current Liabilities, page F-29

29.   Please explain to us the nature of the partner related sales lead generation liabilities and disclose your related accounting policy.

Exhibits

30.   We note your response to comments 14 and 53 and that you refer to the PPA entities in your prospectus as PPA I – V. Please revise your exhibit index to indicate clearly to which PPA entity an exhibit relates, using the PPA numbering system that you use in your prospectus.

You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Jeffrey R. Vetter, Esq.